UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XP Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

(Title of Class of Securities)

G98239 109

(CUSIP Number)

January 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP Number: G98239 109

1	NAME OF REPORTING PERSON Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 226,523,304
	6	SHARED VOTING POWER 2,699,102
	7	SOLE DISPOSITIVE POWER 226,523,304
	8	SHARED DISPOSITIVE POWER 2,699,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,222,406(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.0%(2)(3)
12	TYPE OF REPORTING PERSON (See instructions) HC

Page 2 of 9 Pages

CUSIP Number: G98239 109

1	NAME OF REPORTING PERSON ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 2,699,102
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 2,699,102
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,699,102(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(2)(3)
12	TYPE OF REPORTING PERSON (See instructions) CO

Page 3 of 9 Pages

CUSIP Number: G98239 109

(1)	Consists of 180,624,313 Class A common shares and 45,898,991 Class B common shares held of record by Itaú Unibanco Holding S.A., and of 2,699,102 Class A common shares held of record by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the applicable Reporting Person as set forth in Row 9 by (b) the sum of (i) 377,764,985 Class A common shares outstanding as of January 31, 2021, as reported by the Issuer to the Reporting Persons, and (ii) 181,293,980 Class B common shares outstanding as of January 31, 2021, as reported by the Issuer to the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the applicable Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the applicable Reporting Person.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

(4)	Consists of 2,699,102 Class A common shares held of record by ITB Holding Brasil Participações Ltda.

Page 4 of 9 Pages

CUSIP Number: G98239 109

ITEM 1.	(a)	Name of Issuer: XP Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

Av. Chedid Jafet, 75, Torre Sul, 30th floor
Vila Olímpia, São Paulo, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Itaú Unibanco Holding S.A. and ITB Holding Brasil Participações Ltda. (each a “Reporting Person” and collectively, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if None, Residence:

The principal office and business address of Itaú Unibanco Holding S.A. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, piso Itaú Unibanco, Parque Jabaquara, 04344-902, São Paulo, Brazil.

The principal office and business address of ITB Holding Brasil Participações Ltda. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil.

	(c)	Citizenship: Brazil (for both Reporting Persons).

	(d)	Title of Class of Securities: Class A common shares, par value $0.00001 per share.

	(e)	CUSIP No: G98239 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 377,764,985 Class A common shares outstanding.

The information incorporated by reference below applies to the applicable Reporting Person as of January 31, 2021.

(a)	Amount beneficially owned: See row 9 of the cover sheet of the applicable Reporting Person.
(b)	Percent of class: See row 11 of the cover sheet of the applicable Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See row 5 of the cover sheet of the applicable Reporting Person.
(ii)	Shared power to vote or to direct the vote: See row 6 of the cover sheet of the applicable Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover sheet of the applicable Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover sheet of the applicable Reporting Person.

Page 5 of 9 Pages

Pursuant to a Shareholders’ Agreement, dated as of November 29, 2019 (the “Shareholders’ Agreement”), among XP Controle Participações S.A. (“XP Controle”), General Atlantic (XP) Bermuda, L.P. (“GA XP”) and ITB Brasil Participações LTDA. (“Itaú”), and certain intervening consenting parties, Itaú has agreed to certain arrangements with respect to its shares, including certain restrictions relating to the transfer of its shares, certain consent rights over actions by the Issuer and to vote to elect certain individuals nominated by each of GA XP, XP Controle and Itaú to the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, XP Controle, GA XP and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 410,820,045 Class A common shares, or 73.5% of the Class A common shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any Class A common shares that they may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. XP Controle and GA XP are separately making Schedule 13G filings, reporting their beneficial ownership of Class A common shares.

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☐

This statement is being filed to report the fact that as of the date hereof ITB Holding Brasil Participações Ltda. has ceased to be the beneficial owner of more than 5 percent of the class of securities.

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4 above.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

Page 6 of 9 Pages

CUSIP Number: G98239 109

INDEX TO EXHIBITS

Exhibit A:  Joint Filing Agreement dated February 15, 2021, among the Reporting Persons.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2021

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Leila Cristiane Barboza Braga de Melo
	Name:	Leila Cristiane Barboza Braga de Melo
	Title:	Executive Officer

By:	/s/ Álvaro Felipe Rizzi Rodrigues
	Name:	Álvaro Felipe Rizzi Rodrigues
	Title:	Officer

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Carlos Henrique Donegá Aidar
	Name:	Carlos Henrique Donegá Aidar
	Title:	Officer

By:	/s/ André Balestrin Cestare
	Name:	André Balestrin Cestare
	Title:	Officer

Page 8 of 9 Pages